

Mail Stop 3561

June 8, 2017

Mr. Keith Manbeck
Executive Vice President and Chief Financial Officer
Whole Foods Market, Inc.
550 Bowie Street
Austin, Texas 78703

> **Re: Whole Foods Market, Inc.**
> **Form 10-K for the Fiscal Year Ended September 25, 2016**
> **Filed November 18, 2016**
> **File No. 0-19797**

Dear Mr. Manbeck:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Non-GAAP Measures, page 21

1. Since your presentation of free cash flow appears to be a liquidity measure, please disclose the three major categories of the statement of cash flows or tell us why you believe such disclosure is not required. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.06 of the May 17, 2016 Non-GAAP Financial Measures C&DIs.

Liquidity and Capital Resources and Changes in Financial Condition, page 23

2. Please include your long-term debt obligation for your 5.2% senior notes due 2025 in the contractual obligations table at the bottom of page 25. Please also include estimated

interest payments on your debt to increase the transparency of your cash flows. Refer to Item 303(a)(5) of Regulation S-K.

Financial Statements

Notes to Consolidated Financial Statements

(17) Guarantor Financial Statement Information, page 56

3. We note that your subsidiary guarantors are wholly owned domestic subsidiaries of the Company. If true, please confirm to us that the subsidiary guarantors are 100% owned and clarify this in future filings. Refer to Rule 3-10 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323, Elizabeth Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Officer of Consumer Products